
September 12, 2014

Via E-mail
David Bernstein
Chief Executive Officer
AnythingIT, Inc.
17-09 Zink Place, Unit 1
Fair Lawn, NJ 07410

> **Re: AnythingIT, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on September 5, 2014**
> **File No. 000-54540**

Dear Mr. Bernstein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Your proxy statement requires significant revision. Please review the following comments and revise your proxy statement accordingly. Ensure that your revised disclosure is consistent throughout.

2. We note that you filed a Form 8-K on August 4, 2014 to announce the increase in authorized common stock from 200,000,000 shares to 3,000,000,000 shares. As a registrant subject to Section 12(g) of the Exchange Act, please explain why you did not file a proxy or information statement in connection with the increase in authorized common stock. To the extent you failed to comply with the requirements of Regulation 14A, please provide disclosure in your revised preliminary proxy statement and in your future periodic reports, as applicable, regarding any potential liability for failing to comply with the proxy rules or tell us why you do not believe such disclosure is required.

Proposal: Approval of Amended and Restated Certificate of Incorporation, page 5

3.	You have presented under a single proposal at least three separate matters to be voted upon: (1) a corporate name change; (2) an increase in the number of authorized capital stock to include 20,000,000 shares of preferred stock; and (3) amendments to other provisions of the certificate of incorporation. Please note that Exchange Act Rules 14a-4(a)(3) and 14a-4(b)(1) require that you identify clearly each separate matter intended to be acted upon and provide an opportunity to vote on each separate matter presented. Please revise your proxy statement to unbundle these proposals and present each matter as a separate proposal. In addition, include with your revised filing a form of written consent that allows shareholders to vote separately on each proposal. See Question 101.02 of the Staff's Compliance and Disclosure Interpretations regarding Exchange Act Rule 14a-4(a)(3).

Increase in Authorized Shares and Creation of Preferred Stock, page 5

4.	You describe this proposal as both the increase in, and the creation of, preferred stock, though it appears from your Form 10-K for the fiscal year ended June 30, 2013 that your certificate of incorporation already authorized 5,000,000 shares of preferred stock. Please revise your proxy statement to clarify, if true, that you are proposing to increase the number of authorized preferred stock. Also disclose the number of authorized preferred stock and the number issued and outstanding preferred stock, both before and after giving effect to the proposal. Further, discuss the reasons for increasing the number of preferred stock from 5 million to 20 million shares. Please ensure that the form of written consent is consistent with your revisions to this proposal.

5.	You state on page 6 that your board believes it is in the best interests of the company to have available "additional authorized but unissued shares of common stock…." Please revise to clarify, if true, that you are not proposing any changes to the number of authorized common stock, or advise.

Other Provisions of Our Amended and Restated Certificate of Incorporation, page 6

6.	Please revise to clarify what changes you propose to make to the certificate of incorporation. Your discussion of the limitation of directors' liability, as one example, merely states that both your current and proposed amendment to the certificate of incorporation eliminate the personal liability of directors in specific instances without identifying what change is being proposed. Please revise the proxy statement to include a marked version of the provisions so that shareholders may know precisely what changes you are proposing. For example, consider providing a marked version of the certificate in Appendix A or including marked excerpts under each proposed amendment in this section. In addition, for each proposed change, discuss how the proposed amendment differs from the existing provision and discuss the reasons for and the general effect of each proposed change. See Item 19 of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ji Kim, Attorney-Advisor, at (202) 551-3579 or, in her absence, the undersigned at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Lazarus Rothstein, Esq.
        Legal & Compliance, LLC